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                              August 7, 2020

       Michael Nazak
       Chief Financial Officer
       Aridis Pharmaceuticals, Inc.
       5941 Optical Ct.
       San Jose, California 95138

                                                        Re: Aridis
Pharmaceuticals, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed April 8, 2020
                                                            File No. 001-38630

       Dear Mr. Nazak:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Management's Discussion and Analysis of Financial Conditions and Results of Operations
       Results of Operations
       Research and Development Expenses, page 112

   1. We note your disclosure on page 109 that you "have no historically allocated resources specifically to our
individual clinical programs." This appears to conflict with the breakdowns of research
and development expenses by product candidate in your initial registration statement.
Please revise your disclosure to provide a breakout of your periodic research and
development expenses by major development program or product candidate. Otherwise,
tell us and disclose when and why you stopped tracking by product candidate.
 Michael Nazak
FirstName   LastNameMichael
Aridis Pharmaceuticals, Inc. Nazak
Comapany
August      NameAridis Pharmaceuticals, Inc.
        7, 2020
August
Page 2 7, 2020 Page 2
FirstName LastName
Item 9A. Controls and Procedures, page 116

2. Revise to disclose whether your evaluations of your Disclosure Controls and Procedures and Internal Controls over Financial Reported concluded that your controls were effective or ineffective. Similarly, revise your disclosure in your March 31, 2020 Form 10-Q to disclose whether your Disclosure Controls and Procedures were effective or ineffective. Refer to Items 307 and 308 of Regulation S-K.
Item 15. Exhibits and Financial Statements, page 120

3. Please amend your filing to provide new certifications filed as Exhibits 31.1 and 31.2 to conform exactly to that provided in Item 601(b)(31) of Regulation S-K as it relates to internal controls over financial reporting (ICFR). In this regard, the introductory sentence in paragraph 4 should refer to ICFR as defined in the Exchange Act and certification 4(b)
         should discuss your obligations related to ICFR. Similarly, please amend your Form 10-Q for the quarterly period ended March 31, 2020 to provide corrected certifications.
Cystic Fibrosis Foundation Development Agreement , page F-26

4. You have determined that the CFF agreement has a single performance obligation, that milestone payments are variable consideration, and that revenue is recognized for the single performance obligation by measuring progress using the input (cost-to-cost)
         method. On page 27 of your 10-Q for the period ended March 31, 2020, you disclose that the $1.0 million of grant revenue recognized during the quarter ended March 31, 2019 was due to achievement of a milestone under the grant award from the CFF. Please explain to us your methodology for recognizing revenue from milestone payments under ASC 606.
         Revise your disclosure as necessary to provide additional clarification of your accounting for this agreement. Refer to specific accounting guidance in your response.
Notes to Consolidated Financial Statements
6. Collaboration, Development and License Agreements
Serum License Agreement , page F-27

5. You state that the performance obligation related to the licenses and know-how has standalone functionality and should be recognized at a point in time, but that the performance obligation has not been satisfied as of December 31, 2019 or March 31,
         2020. Tell us and disclose your criteria for satisfying that performance obligation and when you expect it to be satisfied.
 Michael Nazak
FirstName   LastNameMichael
Aridis Pharmaceuticals, Inc. Nazak
Comapany
August      NameAridis Pharmaceuticals, Inc.
        7, 2020
August
Page 3 7, 2020 Page 3
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Rolf Sundwall at 202-551-3105 or Kevin Vaughn at 202-551-3494 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences